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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                    692830508
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                                 (CUSIP Number)

                             Warren G. Lichtenstein
                             Steel Partners II, L.P.
                        750 Lexington Avenue - 27th Floor
                            New York, New York 10022
                                  212/446-5217
- -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 13, 1996
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

         Check the following box if a fee is being paid with the statement |_|.







                                Page 1 of 8 pages
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CUSIP NO. 692830508                                       Page 2  of 8 pages
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1. | Name of Reporting Persons:
   |
   |              Steel Partners II, L.P.
   |
- ---|---------------------------------------------------------------------------
2. | Check the Appropriate Box if a Member of a Group
   |
   |                   (a) [_]
   |                   (b) [_]
   |
- ---|---------------------------------------------------------------------------
3. | SEC Use Only
   |
- ---|---------------------------------------------------------------------------
4. | Source of Funds
   |
   |                   OO and WC
- ---|---------------------------------------------------------------------------
5. | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Items 2(d) or 2(e)
   |
   |                   [_]
- ---|---------------------------------------------------------------------------
6. | Citizenship or Place of Organization
   |
   |                       Delaware
- ---|-------------------|-------------------------------------------------------
Number of           7. |
Shares                 |
Owned By               |
Each                   |   435,000
Reporting              |
Person                 |
- -----------------------|------------------------------------------------------
                    8. | Shared Voting Power
                       |
                       |    -0-
- -----------------------|------------------------------------------------------
Number of           9. | Sole Dispositive Power
Shares                 |
Owned                  |    435,000
By Each                |
Reporting              |
Person                 |
- -----------------------|-------------------------------------------------------
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CUSIP NO. 692830508                                          Page 3  of 8 pages
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- -----------------------|-------------------------------------------------------
                   10. | Shared Dispositive Power
                       |
                       |   -0-
                       |
- -----------------------|-------------------------------------------------------
11.| Aggregate Amount Beneficially owned by Reporting Persons
   |
   |              435,000
- ---|---------------------------------------------------------------------------
12.| Check Box if the Aggregate Amount of Row (11) Excludes [__]
   | Certain Shares
- ---|---------------------------------------------------------------------------
13.| Percent of Class Represented by Amount in Row (11)
   |
   |              14.9%
- ---|---------------------------------------------------------------------------
14.| Type of Reporting Persons
   |
   |              PN
   |
   |
- ---|---------------------------------------------------------------------------
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CUSIP NO. 692830508                                       Page 4  of 8 pages
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                  STATEMENT FOR AMENDMENT NO. 6 TO SCHEDULE 13D

                  This Statement amends items 2, 4 and 7 to the Schedule 13D filed by Steel Partners II, L.P. ("Steel Partners II") with respect to the Class A common stock of P&F Industries, Inc. a Delaware corporation (the "Issuer"), whose principal executive office is located at 300 Smith Street, Farmingdale, NY 11375.

Item 2.  Identity and Background.

                  The general partner of Steel Partners II is Steel Partners LLC, a New York limited liability company of which Warren G. Lichtenstein is the managing member. For information regarding the background and identity of Mr. Lichtenstein, reference is made to the initial Schedule 13D of Steel Partners II.

Item 4.  Purpose of Transaction.

                  Item 4 is being amended to report that, on August 13, 1996, Steel Partners II wrote to the Issuer to suggest several ways to enhance shareholder value. A copy of the letter is filed herewith as Exhibit 8 and incorporated herein by reference.

                  Other than as described above, Steel Partners II has no present plan or proposal with respect to the Issuer. It intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business affairs and financial position, the price levels of the Common Stock, the Rights Plan adopted by the Company, conditions in the securities markets and general economic and industry conditions, it may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time, including, but not limited to, purchasing additional shares of Common Stock, selling some or all of its shares, requesting representation on the Issuer's board of directors or proposing a slate of nominees for election as directors at the Issuer's annual meeting, a special meeting of stockholders or otherwise.

Item 7.  Material to be Filed as Exhibits.

                  8. Letter dated August 13, 1996 from Steel Partners II to the Registrant.

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CUSIP NO. 692830508                                       Page 5  of 8 pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: August 15, 1996              Steel Partners II, L.P.

                               By:  Steel Partners LLC
                                    General Partner


                                    By:  /s/ Warren G. Lichtenstein
                                       -------------------------------------
                                        Warren G. Lichtenstein
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CUSIP NO. 692830508                                       Page 6  of 8 pages
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                                  EXHIBIT INDEX

Exhibit No.                Description                        Page No.
- -----------                -----------                        --------

    1             Form of Agreement of                        Previously filed
                  Limited Partnership,
                  of Steel Partners II, L.P.


    2             Letter dated November 15, 1993              Previously filed
                  from Steel Partners II to the
                  Issuer.


    3             Letter dated June 6, 1994 from              Previously filed
                  Steel Partners II to American
                  Stock Transfer & Trust Co.


    4             Letter dated June 7, 1994 from              Previously filed
                  the Issuer to ASTC.


    5             Letter dated June 14, 1994 from             Previously filed
                  Steel's counsel to the Issuer.

    6             Letter dated January 25, 1995               Previously filed
                  from Steel Partners to the Issuer.

    7             Letter dated September 29, 1995             Previously filed
                  from Steel Partners II to the
                  Registrant.

    8             Letter dated August 13, 1996                       8
                  from Steel Partners II to the
                  Registrant.
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CUSIP NO. 692830508                                       Page 7  of 8 pages
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                             STEEL PARTNERS, L.L.C.
                        750 LEXINGTON AVENUE - 27TH FLOOR
                            NEW YORK, NEW YORK 10022

                                   ----------

                               TEL (212) 446-5216
                               FAX (212) 446-5290





August 13, 1996

Mr. Richard Horowitz
P&F Industries, Inc.
300 Smith Street
Farmingdale, New York 11735

Dear Richard:

As you know, Steel Partners has been a patient long term investor in P&F Industries, and while the company's operations and balance sheet have improved, our return on investment has been inadequate. We feel the stock is, and continues to be significantly undervalued. Upon reading the second quarter report, we would like to make the following suggestions:

1. P&F should use its available lines of credit to retire the 10% preferred stock, and 13.75% subordinated debentures. These two financing instruments are extremely expensive and if refinanced at the lower rate you are paying under your existing line of credit (approximately 7.6%) it would instantly increase the company's profitability for the common shareholders, and simplify your capital structure.

2. The company has been aggressively searching for acquisition candidates for over 2 years, and as of today has not consummated a meaningful acquisition. While the stock market trading at an all time high we believe an expensive acquisition could be extremely risky. Considering the low price that P&F Industries common stock is trading at relative to the companies earnings, book value and intrinsic value, we believe the lowest risk acquisition the company can make is a substantial repurchase of its own shares.

                                    cont.../2
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CUSIP NO. 692830508                                       Page 8  of 8 pages
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                                       -2-


If the company were to pursue these two actions, we estimate that net income in the most recent quarter would have been $0.13 cents per shares vs. $0.09, a 44% increase, and for the trailing 12 months earnings would have been $0.58 cents vs. $0.42 cents, a 38% increase. At its current p/e of 7.14 times (which we view as low) the stock should be trading at $4.14 per share vs. $3.00, and stated book value per share would still be $4.84 per share. Additionally, the company would still be in a strong financial position.

Additionally, we propose the board approve the commencement by the company of a dutch tender offer for 1 million shares at $4.00 - $5.00 per share, where all shareholders have the ability to sell stock back to the company.

If the company is not interested in pursuing this strategy, Steel Partners is prepared to explore any other viable alternative for increasing shareholder value including taking the company private.

Sincerely yours,


/s/ Warren Lichtenstein
- ------------------------
Warren Lichtenstein
General Partner


cc: Board of Directors